Filed Pursuant to Rule 424(b)(3)
Registration No. 333-256823

JLL INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 5 DATED JULY 3, 2024
TO THE PROSPECTUS DATED APRIL 12, 2024

This supplement No. 5 is part of the prospectus of JLL Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 5 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of June 30, 2024;
•the status of our offering;
•an update to the "Plan of Distribution – Other Compensation" section of the prospectus;
•the status of our share repurchase plan; and
•the recent share pricing information.

Components of NAV
The following table provides a breakdown of the major components of our NAV as of June 30, 2024:

	June 30, 2024
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares	Total
Real estate investments (1)	$2,057,408,000	$537,529,000	$66,728,000	$1,850,941,000	$49,376,000	$4,561,982,000
Debt	(910,495,000)	(237,881,000)	(29,530,000)	(819,124,000)	(21,851,000)	(2,018,881,000)
Other assets and liabilities, net	26,827,000	7,009,000	870,000	24,135,000	643,000	59,484,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$1,173,740,000	$306,657,000	$38,068,000	$1,055,952,000	$28,168,000	$2,602,585,000
Number of outstanding shares	100,257,024	26,158,450	3,242,945	90,108,378	2,407,370
NAV per share	$11.71	$11.72	$11.74	$11.72	$11.70
(1)    The value of our real estate investments was less than the historical cost by approximately 0.6% as of June 30, 2024.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of June 30, 2024:

	Healthcare	Industrial	Office	Residential	Retail	Other (1)	Total Company
Exit capitalization rate	5.7%	5.5%	6.7%	5.3%	5.8%	6.5%	5.5%
Discount rate/internal rate of return (IRR)	7.3	7.3	8.5	7.1	7.4	8.1	7.3
Annual market rent growth rate	3.0	3.1	2.6	3.1	2.9	3.0	3.1
Holding period (years)	10.0	10.1	10.0	10.0	10.0	18.6	10.1
(1)    Other includes Chicago and South Beach parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term and therefore does not utilize an exit capitalization rate.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following impacts on our real estate investment value as of June 30, 2024:

Input
Discount Rate - weighted average	0.25% increase	(1.9)%
Exit Capitalization Rate - weighted average	0.25% increase	(2.8)%
Annual market rent growth rate - weighted average	0.25% decrease	(1.5)%
The fair value of our mortgage notes and other debt payable was estimated to be approximately $159,604,000 lower than the carrying values at June 30, 2024. The NAV per share would have increased by $0.59 at June 30, 2024 if the Company were to have included the fair value of its mortgage notes and other debt payable in its methodology to determine NAV.
Status of the Offering
On December 21, 2021, our Second Extended Public Offering was terminated and we commenced our Third Extended Public Offering of up to $3,000,000,000, in shares of which $2,700,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of June 30, 2024, we have received aggregate gross proceeds of approximately $947,470,000 including $341,785,000 from the sale of 23,654,412 Class A shares, $96,985,000 from the sale of 6,779,991 Class M shares, $4,171,000 from the sale of 279,933 Class A-I shares, and $504,529,000 from the sale of 35,494,256 Class M-I shares pursuant to our primary offering. There were $1,752,530,000 in shares of our common stock in our primary offering available for sale. As of June 30, 2024, we have received approximately $212,174,000 pursuant to our distribution reinvestment plan, including $102,315,000 from the sale of 7,621,444 Class A shares, $22,846,000 from the sale of 1,701,405 Class M shares, $5,554,000 from the sale of 406,042 Class A-I shares, and $81,459,000 from the sale of 6,081,254 Class M-I shares. There were $87,826,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an institutionally managed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we plan to sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we raised a total of approximately $5,626,386,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $183,041,000 during the quarter ending June 30, 2024.  As of June 30, 2024, our total Company NAV across all share classes was approximately $2,602,585,000.

Updates to our Prospectus

The following disclosure replaces the"Other Compensation" paragraph of the "Plan of Distribution – Other Compensation" section on page 192 of the Prospectus:

Other Compensation

We may also pay directly, or reimburse our dealer manager if our dealer manager pays on our behalf, any organizational and offering expenses (other than selling commissions and dealer manager fees).

In addition, the Adviser may pay, without reimbursement by us or the Dealer Manager, broker-dealers or affiliates of broker-dealers a fee based on the value of our shares under management placed in this offering on a placement or brokerage basis to make this offering available through its distribution channels and provide various services to such clients.

The following disclosure replaces the chart labeled "Maximum Estimated Underwriting Fees and Expenses at Maximum Primary Offering of $2,700,000,000" on page 193 of the Prospectus:
Maximum Estimated Underwriting Fees and Expenses
At Maximum Primary Offering of $2,700,000,000

Selling commissions(1)	$81,000,000	3.00%
Dealer manager fee(2)	151,680,000	5.62
Wholesaling compensation allocations(3)	15,820,000	0.59
Reimbursements for retailing activities and other(4)	21,300,000	0.79
Legal fees allocable to dealer manager	200,000	< 0.01
Total	$270,000,000	10.00%
___________________
(1)Assumes (a) no volume discounts and (b) the full selling commission of 3.0% of the NAV per share is paid for each Class A share.
(2)The dealer manager fee accrues daily in an amount equal to up to 1/365th of 0.85% of our NAV for each of our Class A shares for such day. The numbers presented reflect that dealer manager fees are paid over a number of years, and as a result, can cumulatively increase above 0.85% of total underwriting fees and expenses over time. The dealer manager may agree to reduce the amount of the dealer manager fee paid on our Class A shares to less than 0.85% of our NAV.
(3)Represents the estimated amount of transaction-based and non-transaction based compensation of our dealer manager’s employees engaged in the distribution of this offering that will be allocated to this offering under applicable FINRA rules. In the event we raise the maximum offering, our dealer manager will be reimbursed these amounts through dealer manager fees it receives from us.
(4)Consists primarily of (a) actual costs incurred for fees to attend retail seminars sponsored by participating broker-dealers and (b) amounts used to reimburse participating broker-dealers for the actual costs incurred by registered representatives for travel, meals and lodging in connection with attending bona fide training and education meetings and retail seminars sponsored by participating broker-dealers, and (c) other fees to broker-dealers described above. The Advisor will pay certain expenses included in (c) without reimbursement by us.
Share Repurchase Plan Status
During the quarter ended June 30, 2024, we redeemed 9,757,014 shares for a total of approximately $116,395,000 pursuant to our share repurchase plan. We honored 100% of all redemption requests received. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from July 1, 2024 through September 30, 2024 are limited to approximately $130,129,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from June 1 to June 30, 2024, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
June 3, 2024	$11.87	$11.90	$11.91	$11.90	$11.88
June 4, 2024	$11.87	$11.90	$11.91	$11.90	$11.88
June 5, 2024	$11.87	$11.90	$11.92	$11.90	$11.88
June 6, 2024	$11.87	$11.90	$11.92	$11.90	$11.88
June 7, 2024	$11.88	$11.91	$11.92	$11.91	$11.89
June 10, 2024	$11.87	$11.89	$11.91	$11.89	$11.88
June 11, 2024	$11.86	$11.89	$11.90	$11.89	$11.87
June 12, 2024	$11.86	$11.89	$11.91	$11.89	$11.87
June 13, 2024	$11.86	$11.89	$11.91	$11.89	$11.88
June 14, 2024	$11.85	$11.88	$11.90	$11.88	$11.86
June 17, 2024	$11.85	$11.88	$11.90	$11.89	$11.87
June 18, 2024	$11.86	$11.88	$11.90	$11.89	$11.87
June 20, 2024	$11.83	$11.86	$11.87	$11.86	$11.84
June 21, 2024	$11.83	$11.85	$11.87	$11.86	$11.84
June 24, 2024	$11.83	$11.86	$11.87	$11.86	$11.84
June 25, 2024 (2)	$11.70	$11.71	$11.73	$11.71	$11.69
June 26, 2024	$11.70	$11.72	$11.73	$11.71	$11.69
June 27, 2024	$11.70	$11.72	$11.74	$11.72	$11.70
June 28, 2024	$11.70	$11.72	$11.74	$11.72	$11.70
(1)     Shares of Class D common stock are currently being offered pursuant to a private placement offering.
(2)     On May 7, 2024, our board of directors approved a gross dividend for the second quarter of 2024 of $0.1575 per share to stockholders of record as of June 24, 2024. The decrease in share price on June 25, 2024 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.